SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       HB COMMUNICATIONS ACQUISITION CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    404091100
                               ------------------
                                 (CUSIP Number)

                                    Copy to:
Mr. Edward Grinacoff                               Stephen A. Cohen, Esq.
21st Century Communications                        Morrison Cohen Singer
  Partners, L.P.                                     & Weinstein, LLP
767 Fifth Avenue, 45th Floor                       750 Lexington Avenue
New York, New York 10153                           New York, New York 10022
Telephone (212) 754-8100                           Telephone (212) 735-8600
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                March 24, 1995
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space __.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       (Continued on following page(s))


                                   - 1 of 25 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      21st Century Communications Partners, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      BK, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               135,606 shares                                      6.4%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             64,394 shares                                       3.0%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        135,606 shares                                      6.4%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        64,394 shares                                       3.0%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      200,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      9.4%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 2 OF 25 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      21st Century Communications T-E Partners, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      BK, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               46,138 shares                                       2.2%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             153,862 shares                                      7.3%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        46,138 shares                                       2.2%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        153,862 shares                                      7.3%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      200,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      9.4%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 3 OF 25 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      21st Century Communications Foreign Partners, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      BK, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               18,256 shares                                       0.9%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             181,744 shares                                      8.6%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        18,256 shares                                       0.9%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        181,744 shares                                      8.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      200,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      9.4%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 4 OF 25 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Michael J. Marocco
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                              0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             200,000 shares                                      9.4%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                              0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        200,000 shares                                      9.4%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      200,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      9.4%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 5 OF 25 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Barry Lewis
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                              0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             200,000 shares                                      9.4%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                              0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        200,000 shares                                      9.4%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      200,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      9.4%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 6 OF 25 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      John Kornreich
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                              0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             200,000 shares                                      9.4%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                              0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        200,000 shares                                      9.4%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      200,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      9.4%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 7 OF 25 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Harvey Sandler
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                              0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             200,000 shares                                      9.4%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                              0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        200,000 shares                                      9.4%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      200,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      9.4%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 8 OF 25 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Andrew Sandler
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                              0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             200,000 shares                                      9.4%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                              0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        200,000 shares                                      9.4%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      200,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      9.4%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 9 OF 25 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Barry Rubenstein
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               7,000 shares                                        0.3%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             200,000 shares                                      9.4%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        7,000 shares                                        0.3%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        200,000 shares                                      9.4%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      207,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      9.8%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 10 OF 25 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Barry Fingerhut
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               5,000 shares                                        0.2%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             200,000 shares                                      9.4%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        5,000 shares                                        0.2%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        200,000 shares                                      9.4%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      205,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      9.7%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 11 OF 25 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Irwin Lieber
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               5,000 shares                                        0.2%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             200,000 shares                                      9.4%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        5,000 shares                                        0.2%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        200,000 shares                                      9.4%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      205,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      9.7%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 12 OF 25 -

      This statement, dated March 24, 1995, constitutes Amendment No. 1 to the
Schedule 13D, dated March 24, 1995, regarding the reporting persons' ownership of common stock of HB Communications Acquisition Corp. (the "Issuer").

      The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

      This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the reporting persons. Pursuant to Rule 13d-2, it shall restate the entire text of the Schedule except for information which has materially changed since the filing of the Schedule.

ITEM 1. Security and Issuer.

            (a)   Common Stock, $0.001 par value per share (CUSIP No.
                  404091100).

            (b)   HB Communications Acquisition Corp.
                  89 June Road
                  North Salem, New York 10562

ITEM 2. Identity and Background

      1. (a) 21st Century Communications Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("21st Century").

            (b)   Address:
                        767 Fifth Avenue, 45th Floor
                        New York, New York 10153

            (c)   Principal Occupation:  Investments.

            (d)   No.

            (e)   No.

            Sandler Investment Partners, L.P. ("SIP") and InfoMedia Associates, Ltd. ("InfoMedia") are the general partners of 21st Century. The limited partners of 21st Century include certain other investors.


                                 - 13 of 25 -

      2. (a) 21st Century Communications T-E Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("T-E").

            (b)   Address:
                        767 Fifth Avenue, 45th Floor
                        New York, New York 10153

            (c)   Principal Occupation:  Investments.

            (d)   No.

            (e)   No.

            SIP and InfoMedia are the general partners of T-E. The limited partners of T-E include certain other investors.

      3. (a) 21st Century Communications Foreign Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("Foreign").

            (b)   Address:
                        c/o Fiduciary Trust (Cayman) Limited
                        P.O. Box 1062
                        Grand Cayman, B.W.I.

            (c)   Principal Occupation:  Investments.

            (d)   No.

            (e)   No.

      SIP, 21st Century Management and InfoMedia are the general partners of Foreign. The limited partners of Foreign include certain other investors.

      4. (a) Michael J. Marocco, director, officer and sole shareholder of MJM Media Corp., and a member of the Advisory Committee of the Issuer.

            (b)   Address:
                        767 Fifth Avenue, 45th Floor
                        New York, New York 10153


                                 - 14 of 25 -

            (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   Citizenship:  United States.

            MJM Media Corp. is a general partner of Sandler Capital Management ("SCM"), which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

      5. (a) Barry Lewis, director and majority shareholder of EMEBE Corp.

            (b)   Address:
                        767 Fifth Avenue, 45th Floor
                        New York, New York 10153

            (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   Citizenship:  United States.

            EMEBE Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

      6. (a) John Kornreich, director and majority shareholder of Four JK Corp. and a member of the Advisory Committee of the Issuer.

            (b)   Address:
                        767 Fifth Avenue, 45th Floor
                        New York, New York 10153

            (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.


                                 - 15 of 25 -

            (f)   Citizenship:  United States.

            Four JK Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

      7.    (a)   Harvey Sandler, sole shareholder of ARH Corp.

            (b)   Address:
                        767 Fifth Avenue, 45th Floor
                        New York, New York 10153

            (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   Citizenship:  United States.

            ARH Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

      8.    (a)   Andrew Sandler, a manager and majority member of ALSI, LLC.

            (b)   Address:
                        767 Fifth Avenue, 45th Floor
                        New York, New York 10153

            (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   Citizenship:  United States.

            ALSI, LLC is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

      9. (a) Barry Rubenstein, a shareholder, President and director of InfoMedia, and a member of the Advisory Committee of the Issuer.


                                 - 16 of 25 -

            (b)   Address:
                        68 Wheatley Road
                        Brookville, New York 11545

            (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   United States.

            InfoMedia is a general partner of 21st Century, T-E and Foreign.

      10. (a) Barry Fingerhut, a shareholder, Executive Vice President and director of InfoMedia.

            (b)   Address:
                        767 Fifth Avenue
                        New York, New York 10153

            (c)   Principal Occupation:  Investment adviser.

            (d)   No.

            (e)   No.

            (f)   United States.

            InfoMedia is a general partner of 21st Century, T-E and Foreign.

      11. (a) Irwin Lieber, a shareholder, Secretary and Treasurer and a director of InfoMedia, and a member of the Advisory Committee of the Issuer.

            (b)   Address:
                        767 Fifth Avenue
                        New York, New York 10153

            (c)   Principal Occupation:  Investment adviser.

            (d)   No.


                                 - 17 of 25 -

            (e)   No.

            (f)   United States.

                  InfoMedia is a general partner of 21st Century, T-E and Foreign.


ITEM 3. Source and Amount of Funds or Other Consideration.

            On March 24, 1995, each of 21st Century, T-E and Foreign acquired shares of Common Stock of the Issuer in the open market. The funds to acquire the shares of Common Stock obtained from funds drawn on each of T-E's, Foreign's and 21st Century's existing lines of credit, which funds are to be repaid from capital contributions from the general and limited partners of each of 21st Century, T-E and Foreign, respectively.

            The amount of funds used in acquiring the shares of Common Stock are set forth below:

            Name                                 Amount of Consideration
            ----                                 -----------------------
            21st Century                              $    728,891
            T-E                                       $    247,997
            Foreign                                   $     98,127

ITEM 4. Purpose of Transaction.

            The Reporting Persons acquired their shares for the purposes of investment.

            The Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of item 4 of Schedule 13D.

ITEM 5. Interests in Securities of the Issuer.

            (a) The following list sets forth the aggregate number and percentage (based on 2,118,879 shares of Common Stock outstanding as reported in the Issuer's Form 10-K for the year ended December 31, 1994) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of March 24, 1995:


                                 - 18 of 25 -

                                        Shares of         Percentage of Shares
                                      Common Stock           of Common Stock
Name                               Beneficially Owned      Beneficially Owned
----                               ------------------      ------------------

21st Century Communications            200,000(1)                  9.4%
Partners, L.P.
21st Century Communications T-E        200,000(2)                  9.4%
Partners, L.P.
21st Century Communications Foreign    200,000(3)                  9.4%
Partners, L.P.
Michael J. Marocco                     200,000(4)                  9.4%
Barry Lewis                            200,000(4)                  9.4%
John Kornreich                         200,000(4)                  9.4%
Harvey Sandler                         200,000(4)                  9.4%
Andrew Sandler                         200,000(4)                  9.4%
Barry Rubenstein                       207,000(4), (5)             9.8%
Irwin Lieber                           205,000(4), (6)             9.7%
Barry Fingerhut                        205,000(4), (7)             9.7%

            (b) By virtue of being the sole shareholder, officer and director of MJM Media Corp., Michael J. Marocco may be deemed to have shared power to vote and to dispose of 200,000 shares of Common Stock, representing approximately 9.4% of the outstanding Common Stock.

                  By virtue of being the majority shareholder and director of EMEBE Corp., Barry Lewis may be deemed to have shared power to vote and to dispose of 200,000 shares of Common Stock, representing approximately 9.4% of the outstanding Common Stock.

                  By virtue of being the majority shareholder and director of Four JK Corp., John Kornreich may be deemed to have shared power to vote and to dispose of 200,000 shares of Common Stock, representing approximately 9.4% of the outstanding Common Stock.

----------

(1) Includes 135,606 shares of Common Stock. 21st Century disclaims beneficial ownership of 46,138 shares of Common Stock owned by T-E and 18,256 shares of Common Stock owned by Foreign.

(2) Includes 46,138 shares of Common Stock. T-E disclaims beneficial ownership of 135,606 shares of Common Stock owned by 21st Century and 18,256 shares of Common Stock owned by Foreign.

(3) Includes 18,256 shares of Common Stock. Foreign disclaims beneficial ownership of 135,606 shares of Common Stock owned by 21st Century and 46,138 shares of Common Stock owned by T-E.

(4) The reporting person disclaims beneficial ownership of these securities, except to the extent of his equity interest therein.

(5) Includes 7,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account.

(6)   Includes 5,000 shares of Common Stock owned by Irwin Lieber.

(7)   Includes 5,000 shares of Common Stock owned by Barry Fingerhut.


                                 - 19 of 25 -

                  By virtue of being the sole shareholder of ARH Corp., Harvey Sandler may be deemed to have shared power to vote and to dispose of 200,000 shares of Common Stock, representing approximately 9.4% of the outstanding Common Stock.
                  By virtue of being a manager and majority member of ALSI, LLC, Andrew Sandler may be deemed to have shared power to vote and to dispose of 200,000 shares of Common Stock, representing approximately 9.4% of the outstanding Common Stock.

                  By virtue of being a shareholder, officer and director of InfoMedia, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 200,000 shares of Common Stock, representing approximately 9.4% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and to dispose of 7,000 shares of Common Stock.

                  By virtue of being a shareholder, officer and director of InfoMedia, Irwin Lieber may be deemed to have shared power to vote and to dispose of 200,000 shares of Common Stock, representing approximately 9.4% of the outstanding Common Stock. Irwin Lieber has sole power to vote and to dispose of 5,000 shares of Common Stock.

                  By virtue of being a shareholder, officer and director of InfoMedia, Barry Fingerhut may be deemed to have shared power to vote and to dispose of 200,000 shares of Common Stock, representing approximately 9.4% of the outstanding Common Stock. Barry Fingerhut has sole power to vote and to dispose of 5,000 shares of Common Stock.

            (c) The following is a description of all transactions in the shares of Common Stock by the persons identified in Item 2 of this Schedule 13D effected from January 24, 1995 through March 24, 1995, inclusive:

                                              Number of Shares
                               Purchase or     of Common Stock      Purchase or
Name of Shareholder             Sale Date    Purchased or (Sold)    Sale Price
-------------------             ---------    -------------------    ----------

21st Century Communications
   Partners, L.P.               03/24/95          135,606              $5.375
21st Century Communications
   T-E Partners, L.P.           03/24/95           46,138              $5.375
21st Century Communications
   Foreign Partners, L.P.       03/24/95           18,256              $5.375
Barry Rubenstein IRA
   Rollover Account             03/22/95          (66,000)             $5.25

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.


                                 - 20 of 25 -

            (e)   Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Not applicable.

ITEM 7. Material to be filed as Exhibits.

            Exhibit 7.01      Joint Filing Agreement


                                 - 21 of 25 -

                                   Signature

            After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: March 12, 1997

                         21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

                         By: Sandler Investment Partners, L.P., general partner
                             By: Sandler Capital Management, general partner
                                 By: ARH Corp., general partner


                                     By: s/Harvey Sandler
                                         ---------------------------------
                                         Name:
                                         Title:


                        21ST CENTURY COMMUNICATIONS T-E PARTNERS, L.P.

                        By: Sandler Investment Partners, L.P., general partner
                            By: Sandler Capital Management, general partner
                                By: ARH Corp., general partner


                                     By: s/Harvey Sandler
                                         ---------------------------------
                                         Name:
                                         Title:


                        21ST CENTURY COMMUNICATIONS FOREIGN PARTNERS, L.P.

                        By: Sandler Investment Partners, L.P., general partner
                            By: Sandler Capital Management, general partner
                                By: ARH Corp., general partner


                                     By: s/Harvey Sandler
                                         ---------------------------------
                                         Name:
                                         Title:


                                  - 22 of 25 -
                                 s/Michael J. Marocco
                                 --------------------------------------
                                   Michael J. Marocco


                                 s/Barry Lewis
                                 --------------------------------------
                                   Barry Lewis


                                 s/John Kornreich
                                 --------------------------------------
                                   John Kornreich


                                 s/Harvey Sandler
                                 --------------------------------------
                                   Harvey Sandler


                                 s/Andrew Sandler
                                 --------------------------------------
                                   Andrew Sandler


                                 s/Barry Rubenstein
                                 --------------------------------------
                                   Barry Rubenstein


                                 s/Irwin Lieber
                                 --------------------------------------
                                   Irwin Lieber


                                 s/Barry Fingerhut
                                 --------------------------------------
                                   Barry Fingerhut


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                  - 23 of 25 -

                            JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(f) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.001 per shares, of HB Communications Acquisition Corp. and that this Agreement be included as an Exhibit to such joint filing.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 12th day of March, 1997.

               21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

                          By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                  By: ARH Corp., general partner

                                     By: s/Harvey Sandler
                                         ---------------------------------
                                         Name:
                                         Title:


               21ST CENTURY COMMUNICATIONS T-E PARTNERS, L.P.

                          By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                  By: ARH Corp., general partner

                                     By: s/Harvey Sandler
                                         ---------------------------------
                                         Name:
                                         Title:


               21ST CENTURY COMMUNICATIONS FOREIGN PARTNERS, L.P.

                         By: Sandler Investment Partners, L.P., general partner
                             By: Sandler Capital Management, general partner
                                 By: ARH Corp., general partner

                                     By: s/Harvey Sandler
                                         ---------------------------------
                                         Name:
                                         Title:


                                  - 24 of 25 -
                                 s/Michael J. Marocco
                                 --------------------------------------
                                   Michael J. Marocco


                                 s/Barry Lewis
                                 --------------------------------------
                                   Barry Lewis


                                 s/John Kornreich
                                 --------------------------------------
                                   John Kornreich


                                 s/Harvey Sandler
                                 --------------------------------------
                                   Harvey Sandler


                                 s/Andrew Sandler
                                 --------------------------------------
                                   Andrew Sandler


                                 s/Barry Rubenstein
                                 --------------------------------------
                                   Barry Rubenstein


                                 s/Irwin Lieber
                                 --------------------------------------
                                   Irwin Lieber


                                 s/Barry Fingerhut
                                 --------------------------------------
                                   Barry Fingerhut


                                  - 25 of 25 -